UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CASTLE BRANDS INC.

(Name of Subject Company)

CASTLE BRANDS INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Brian L. Heller

General Counsel

122 East 42nd Street, Suite 5000

New York, NY 10168
(646) 356-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bradley D. Houser

Shane N. Segarra

Holland & Knight LLP

701 Brickell Avenue, Suite 3300

Miami, Florida 33131
Telephone: 305-374-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2019 (together with any amendments and supplements hereto, including the Amendment No. 1 filed with the SEC on September 16, 2019 and the Amendment No. 2 filed with the SEC on September 20, 2019, the “Schedule 14D-9”) by Castle Brands Inc., a Florida corporation (“Castle Brands”). The Schedule 14D-9 relates to the offer by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”), and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands, at a purchase price of $1.27 per share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 3 is being filed to amend and supplement Items 3 and 4 of the Schedule 14D-9 as reflected below.

ITEM 3.                                              PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The section of the Schedule 14D-9 titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company— Potential for Future Arrangements” is amended and supplemented as follows:

1.              The following disclosure amends and supplements the disclosure on page 11 of the Schedule 14D-9 under the heading “Potential for Future Arrangements” by inserting the following immediately after the first paragraph of such section:

“In addition, the indications of interest that the Company received from Pernod Ricard did not contain offers of future employment with the Surviving Corporation.”

ITEM 4.                                                THE SOLICITATION OR RECOMMENDATION.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Background of the Offer and the Merger” is amended and supplemented as follows:

1.                                      The following disclosure amends and supplements the disclosure on page 22 of the Schedule 14D-9 under the heading “Background of the Offer and the Merger” by adding the following immediately after the seventh paragraph:

“Following termination of its formal engagement with the Company on December 10, 2018, consistent with normal industry practice, Perella Weinberg continued to engage in dialogue with the Company about a potential transaction. In the meantime, on January 24, 2019, Perella Weinberg agreed to assist Pernod Ricard regarding the possible disposition of a brand that is unrelated to the potential acquisition of the Company by Pernod Ricard. In the event that a disposition is consummated, Perella Weinberg would receive a fee of $1.1 million, which is within a customary range for the type of matter for which Perella Weinberg was engaged.”

2.                                      The following disclosure amends and supplements the disclosure on page 24 of the Schedule 14D-9 under the heading “Background of the Offer and the Merger” by adding the following immediately after the first full paragraph:

“On July 8, 2019, the Company’s management was advised by representatives of Perella Weinberg that it had been retained by Pernod Ricard to independently advise Pernod Ricard regarding the possible disposition of a brand that is unrelated to the potential acquisition of the Company by Pernod Ricard. The provision of financial advisory services by Perella Weinberg to Pernod Ricard commenced on January 24, 2019, at which time Perella Weinberg was not formally engaged by the Company. As a result, the Board determined it would authorize the Company’s management to re-engage Perella Weinberg as its financial advisor and also engage another financial advisor. The Company engaged Houlihan Lokey Capital, Inc. (“Houlihan”) as a second financial advisor.  The Company first contacted Houlihan on July 12, 2019 and Houlihan began its work in late July 2019.

In determining whether to formally re-engage Perella Weinberg as financial advisor, the Board took into account that, absent such re-engagement, the Company would owe Perella Weinberg a tail fee equal to approximately $3,345,000 under Perella Weinberg’s original engagement letter with the Company. Under that original engagement letter, Perella Weinberg continued its efforts to facilitate a transaction and the fee agreed with Houlihan was negotiated at a level that was viewed, when added to the new fee agreed with Perella Weinberg in connection with its re-engagement, as within the customary range for deals of this size.”

3.                                      The following disclosure amends the disclosure on page 24 of the Schedule 14D-9 under the heading “Background of the Offer and the Merger” by deleting the following paragraph:

“In the last week of July 2019, the Company’s management was advised by representatives of Perella Weinberg it had been retained by Pernod Ricard after the termination of the process in the Fall of 2018 and before the process resumed in 2019 to independently advise Pernod Ricard regarding the possible disposition of a brand that is unrelated to the potential acquisition of the Company by Pernod Ricard. As a result, the Board determined it would authorize the Company’s management to re-engage Perella Weinberg as its financial advisor and also engage another financial advisor. The Company engaged Houlihan Lokey Capital, Inc. (“Houlihan”) as a second financial advisor.”

4.                                      The following disclosure amends and supplements the disclosure on page 26 of the Schedule 14D-9 under the heading “Background of the Offer and the Merger” by replacing the seventh paragraph with the following:

“During the week of August 19, 2019, Pernod Ricard continued to have extensive discussions with the Goslings about the Amendments to the Goslings Agreements. Because Pernod Ricard considered the Amendments necessary in order to proceed with the proposed transaction, the parties agreed that a cash payment in the amount of $4 million, before taxes, would be made to the Goslings at the closing of the Merger to resolve a dispute relating to an intercompany receivable held by GCP.  The $4 million payment was intended to both resolve the intercompany receivable dispute and induce the Goslings to approve the Amendments that were required by Pernod Ricard as part of the transaction.”

5.                                      The following disclosure amends and supplements the disclosure on page 27 of the Schedule 14D-9 under the heading “Background of the Offer and the Merger” by inserting the following after the fourth paragraph:

“As noted previously, during the 2017-2019 time period, the Company entered into NDAs with potentially interested parties.  Any standstill provisions in those NDAs that remained in effect in August 2019 terminated upon the Company’s entry into the Merger Agreement.”

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—Opinions of the Company’s Financial Advisors—Perella Weinberg Partners L.P.” is amended and supplemented as follows:

1.                                      The following disclosure amends and supplements the disclosure on page 35 of the Schedule 14D-9 under the heading “Historical Trading and Research (for reference only)” by replacing the second paragraph of such section with the following:

“Research Analyst Price Targets.    Perella Weinberg reviewed and analyzed one available research analyst one-year price target, by Barrington Research, for the Common Stock based on the published Wall Street equity research report. Perella Weinberg noted that the undiscounted research analyst price target for the Common Stock was $1.35 per share of Common Stock. Perella Weinberg observed that this research analyst price target, discounted to August 27, 2019 using a 12.5% cost of equity (which was derived using the capital asset pricing model), was $1.21 per share of Common Stock, as compared to the Merger Consideration of $1.27 to be received by the holders of Common Stock pursuant to the Merger Agreement.”

2.                                      The following disclosure amends and supplements the disclosure on page 36 of the Schedule 14D-9 under the heading “Selected Publicly Traded Companies Analysis” by replacing the second paragraph following the table in such section with the following:

“To calculate the implied equity value ranges from these implied enterprise value ranges, Perella Weinberg subtracted debt (of approximately $53.3 million) and the value of the 19.9% non-controlling interest in GCP (of approximately $22.2 million), and added cash and cash equivalents (of approximately $1.1 million), including restricted cash (of approximately $0.4 million), and investments (of approximately $1.0 million) in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company (of approximately 176 million) provided by management of the Company.”

3.                                      The following disclosure amends and supplements the disclosure on page 39 of the Schedule 14D-9 under the heading “Selected Transactions Analysis” by replacing the second paragraph following the table in such section with the following:

“To calculate the implied equity value ranges from these implied enterprise value ranges, Perella Weinberg subtracted debt (of approximately $53.3 million) and the value of the 19.9% non-controlling interest in GCP (of approximately $22.2 million), and added cash and cash equivalents (of approximately $1.1 million), including restricted cash (of approximately $0.4 million), and investments (of approximately $1.0 million) in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company (of approximately 176 million) provided by management of the Company.”

4.                                      The following disclosure amends and supplements the disclosure on page 39 of the Schedule 14D-9 under the heading “Sum-of-the-Parts Analysis” by replacing the second paragraph of such section with the following:

“Perella Weinberg then summed the implied enterprise value ranges of each of the Company’s brands to arrive at a total implied enterprise value range for the Company of approximately $233 million to $297 million. To calculate the implied equity value range from the implied enterprise value range, Perella Weinberg subtracted debt (of approximately $53.3 million) and the value of the 19.9% non-controlling interest in GCP (of approximately $14.8 million to $18.3 million based on the implied enterprise value ranges of the Goslings Rum and Goslings Ginger Beer brands), and added cash and cash equivalents (of approximately $1.1 million), including restricted cash (of approximately $0.4 million), and investments (of approximately $1.0 million) in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company (of approximately 176 million) provided by management of the Company, resulting in an implied equity value per share range of approximately $0.95 to $1.30 per share of Common Stock (rounded to the nearest $0.05). Perella Weinberg compared this range to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.”

5.                                      The following disclosure amends and supplements the disclosure on page 40 of the Schedule 14D-9 under the heading “Discounted Cash Flow Analysis” by replacing the third paragraph of such section with the following:

“Based on its professional judgment and experience, Perella Weinberg used a range of discount rates from 10.0% to 13.0% derived by application of the capital asset pricing model, which takes into account certain company-specific metrics, including the Company’s target capital structure, the cost of long-term debt, marginal tax rate and Bloomberg two-year adjusted-beta, as well as certain financial metrics for the United States financial markets generally.”

6.                                      The following disclosure amends and supplements the disclosure on page 40 of the Schedule 14D-9 under the heading “Discounted Cash Flow Analysis” by adding the following immediately after the third paragraph of such section:

“Estimated standalone unlevered free cash flows of the Company were calculated for the final 9 months of fiscal year 2020 and for fiscal years 2021 and 2022, based on information provided by the Company’s management:

Year	2020E (2)	2021E	2022E
EBITDA (1)	$8	$16	$24
% EBITDA Margin	9.8%	14.0%	18.6%
Less: Depreciation & Amortization	(1)	(1)	(1)
EBIT	$7	$15	$23
Less: Taxes	(2)	(4)	(6)
Tax Rate	25.0%	25.0%	25.0%
NOPAT	$5	$11	$17
Plus: Depreciation & Amortization	1	1	1
Less: Capital Expenditures	(0)	(0)	(0)
Less: (Increase) / Decrease in Net Working Capital	(3)	(2)	(3)
Unlevered Free Cash Flows	$3	$10	$14

(1)                     Burdened by stock-based compensation.

(2)                     Represents a 9 month period.”

7.                                      The following disclosure amends and supplements the disclosure on page 40 of the Schedule 14D-9 under the heading “Discounted Cash Flow Analysis” by replacing the fourth paragraph of such section with the following:

“From the range of implied enterprise values calculated in the discounted cash flow analysis, Perella Weinberg derived the range of implied equity values for the Company. In calculating the range of implied equity values, Perella Weinberg included the net present value of the NOLs (which value was approximately $6 million based on an adjusted tax rate of 21% and a 12.5% discount (which was derived using the capital asset pricing model)), subtracted debt (of approximately $53.3 million) and the value of the 19.9% non-controlling interest in GCP (of approximately $22.2 million), and added cash and cash equivalents (of approximately $1.1 million), including restricted cash (of approximately $0.4 million), and investments (of approximately $1.0 million) in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company (of approximately 176 million) provided by management of the Company, resulting in an implied equity value per share range of approximately $1.10 to $1.60 per share of Common Stock (rounded to the nearest $0.05). Perella Weinberg compared this range to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.”

8.                                      The following disclosure amends and supplements the disclosure on page 41 of the Schedule 14D-9 under the heading “Miscellaneous” by replacing the third full paragraph with the following:

“Perella Weinberg and its affiliates are currently providing investment banking services to Pernod Ricard on a matter unrelated to the Transaction for which it expects to receive compensation. Neither the Company, Pernod Ricard, nor any of their respective subsidiaries have paid Perella Weinberg any compensation during the past two years. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of their business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates.”

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—Opinions of the Company’s Financial Advisors—Houlihan Lokey” is amended and supplemented as follows:

1.                                      The following disclosure amends and supplements the disclosure on page 46 of the Schedule 14D-9 under the heading “Selected Companies Analysis” by replacing the last paragraph of such section with the following:

“Taking into account the results of the selected companies analysis, Houlihan Lokey’s analyses of the selected companies, and Houlihan Lokey’s experience and professional judgment, Houlihan Lokey applied ranges of 17.0x to 21.0x to the Company’s FY 2020E EBITDA, and 16.0x to 20.0x to the Company’s estimated FY 2021E EBITDA in the Company Forecasts to derive an implied enterprise value reference range. To calculate the implied equity value reference range from the implied enterprise value reference range, Houlihan Lokey added cash and cash equivalents (of approximately $1.1 million) and restricted cash (of approximately $0.4 million), equity method investments (of approximately $1.0 million), the present value of federal tax savings from the NOLs (of approximately $5.3 million), subtracted debt (of approximately $53.3 million) and non-controlling interests (of approximately $22.2 million), in each case as provided by management of the Company. Houlihan Lokey then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company (ranging from approximately 173 million to approximately 176 million) provided by management of the Company, resulting in an implied equity value per share range of $0.61 to $0.84 per share of Common Stock based on the Company’s FY 2020E EBITDA in the Company Forecasts, and $1.09 to $1.44 per share of Common Stock based on the Company’s FY 2021E EBITDA in the Company Forecasts, as compared to the Merger Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement.”

2.                                      The following disclosure amends and supplements the disclosure on page 47 of the Schedule 14D-9 under the heading “Discounted Cash Flow Analysis” by replacing the first paragraph of such section with the following:

“Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Company Forecasts. Houlihan Lokey, based on Houlihan Lokey’s experience and professional judgment, applied a range of terminal value multiples of 14.0x to 20.0x to the Company’s FY 2022E EBITDA in the Company Forecasts and, based on Houlihan Lokey’s experience and professional judgment, discount rates ranging from 11.50% to 14.50%, which resulted from a weighted average cost of capital calculation (a measure of the weighted average expected return on a given company’s equity and debt securities based on their relative proportions in such company’s capital structure) to derive an implied enterprise value reference range. To calculate the implied equity value reference range from the implied enterprise value reference range, Houlihan Lokey added cash and cash equivalents (of approximately $1.1 million) and restricted cash (of approximately $0.4 million), equity method investments (of approximately $1.0 million), the present value of federal tax savings from the NOLs (of approximately $5.3 million), subtracted debt (of approximately $53.3 million) and non-controlling interests (of approximately $22.2 million), in each case as provided by management of the Company. Houlihan Lokey then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company (ranging from approximately 175 million to approximately 177 million) provided by management of the Company, resulting in an implied equity value per share range of $1.07 to $1.76 per share of Common Stock, as compared to the Merger Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement.”

3.                                      The following disclosure amends and supplements the disclosure on page 47 of the Schedule 14D-9 under the heading “Discounted Cash Flow Analysis” by adding the following immediately after the first paragraph of such section:

“Unlevered, after-tax free cash flows of the Company were calculated for the final 8.3 months of fiscal year 2020 and for fiscal years 2021 and 2022, based on information provided by the Company’s management:

Year	2020E (1)	2021E	2022E
Total Sales (in millions)	$71.9	$114.8	$127.4
Growth%	8.3%	10.6%	11.0%
Cost of Goods Sold	(42.0)	(63.5)	(66.3)
Total Selling Expenses	(16.0)	(24.6)	(26.4)
General & Administrative	(7.0)	(10.6)	(11.1)
Adjusted EBITDA	$7.0	$16.1	$23.7
Margin %	9.8%	14.0%	18.6%
Depreciation & Amortization	(0.6)	(0.9)	(0.9)
Adjusted EBIT	$6.4	$15.2	$22.8
Taxes (at 25%, per Company management)	(1.6)	(3.8)	(5.7)
Unlevered Earnings	$4.8	$11.4	$17.1
Depreciation & Amortization	0.6	0.9	0.9
Capital Expenditures	(0.2)	(0.3)	(0.3)
Change in Net Working Capital	(2.9)	(1.7)	(3.2)
Unlevered Free Cash Flows	$2.3	$10.4	$14.5

(1)                                 Represents an 8.3 month period.”

4.                                      The following disclosure amends and supplements the disclosure on page 47 of the Schedule 14D-9 under the heading “Other Matters” by inserting the following after the third paragraph in that section:

“Per the Company and Pernod Ricard, other than the compensation paid to Houlihan Lokey for this Transaction and the Ladenburg transaction, neither the Company, Pernod Ricard, nor any of their respective affiliates have paid Houlihan Lokey any compensation during the past two years.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASTLE BRANDS INC.

	By:	/s/ Alfred J. Small
	Name:	Alfred J. Small
	Title:	Senior Vice President, Chief Financial Officer, Treasurer & Secretary

Dated: September 30, 2019